JPMorgan Chase Financial Company LLC

Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement Nos. 333-293684 and 333-293684-01

Dated November 5, 2026

3-Year UAL Contingent Income Auto-Callable Securities with Memory Coupon Feature

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus and the “Risk Considerations” on the following page, prior to making an investment decision.

SUMMARY TERMS
Issuer:	JPMorgan Chase Financial Company LLC (“JPMorgan Financial”)
Guarantor:	JPMorgan Chase & Co.
Underlying stock:	Common stock of United Airlines Holdings, Inc. (Bloomberg ticker: UAL UW Equity)
Early redemption:

If, on any determination date (other than the final determination date), the closing price of the underlying stock is greater than or equal to the initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any contingent payment date if the closing price of the underlying stock is below the initial stock price on the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date plus (iii) any previously unpaid contingent quarterly payments with respect to any prior determination dates.
Contingent quarterly payment:

•    If, on any determination date, the closing price of the underlying stock is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of at least $30.625 (at least 3.0625% of the stated principal amount) per security on the related contingent payment date plus any previously unpaid contingent quarterly payments with respect to any prior determination dates. The actual contingent quarterly payment will be provided in the pricing supplement. However, even if any unpaid contingent quarterly payment is payable on a later contingent payment date, no additional interest will accrue or be payable in respect of that unpaid contingent quarterly payment.

•   If, on any determination date, the closing price of the underlying stock is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date. It is possible that the closing price of the underlying stock will be below the downside threshold level on most or all of the determination dates so that you will receive few or no contingent quarterly payments.

Memory coupon feature:

If a contingent quarterly payment is not paid on a contingent payment date (other than the maturity date) because the closing price of the underlying stock is less than the downside threshold level on the related determination date, that unpaid contingent quarterly payment will be paid on a later contingent payment date only if the closing price of the underlying stock is equal to or greater than the downside threshold level on the relevant determination date. For the avoidance of doubt, once a previously unpaid contingent quarterly payment has been made on a later contingent payment date, it will not be made again on any subsequent contingent payment date.

If the closing price of the underlying stock is less than the downside threshold level on each of the determination dates, you will receive no contingent quarterly payments during the term of, and will not receive a positive return on, the securities.

Determination dates†:	February 16, 2027, May 13, 2027, August 13, 2027, November 15, 2027, February 14, 2028, May 15, 2028, August 14, 2028, November 13, 2028, February 13, 2029, May 14, 2029, August 13, 2029 and November 13, 2029
Contingent payment dates†:	February 19, 2027, May 18, 2027, August 18, 2027, November 18, 2027, February 17, 2028, May 18, 2028, August 17, 2028, November 16, 2028, February 16, 2029, May 17, 2029, August 16, 2029 and the maturity date
Payment at maturity:	• If the final stock price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date plus (iii) any previously unpaid contingent quarterly payments with respect to any prior determination dates.
	• If the final stock price is less than the downside threshold level:	(i) the stated principal amount times (ii) the stock performance factor. This cash payment will be less than 50% of the stated principal amount of the securities and could be zero.
Downside threshold level:	50% of the initial stock price
Initial stock price:	The closing price of the underlying stock on the pricing date
Final stock price:	The closing price of the underlying stock on the final determination date
Stock adjustment factor:	The stock adjustment factor is referenced in determining the closing price of the underlying stock and is set initially at 1.0 on the pricing date. The stock adjustment factor is subject to adjustment in the event of certain corporate events affecting the underlying stock.
Stock performance factor:	final stock price / initial stock price
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	Expected to be November 13, 2026
Original issue date (settlement date):	3 business days after the pricing date
Maturity date†:	November 16, 2029
CUSIP / ISIN:	46661Q5W1/ US46661Q5W17
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/19617/000121390026116812/ ea0311282-01_424b2.htm

†Subject to postponement or early acceleration

The estimated value of the securities on the pricing date will be provided in the pricing supplement and will not be less than $940.00 per $1,000 stated principal amount security. For information about the estimated value of the securities, which likely will be lower than the price you paid for the securities, please see the hyperlink above.

Any payment on the securities is subject to the credit risk of JPMorgan Financial, as issuer of the securities, and the credit risk of JPMorgan Chase & Co., as guarantor of the securities.

Hypothetical Payout at Maturity (if the securities have not previously been redeemed)
Change in Underlying Stock	Payment at Maturity (excluding any contingent quarterly payment payable at maturity)
50.00%	$1,000.00
40.00%	$1,000.00
30.00%	$1,000.00
20.00%	$1,000.00
10.00%	$1,000.00
5.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-50.00%	$1,000.00
-50.01%	$499.90
-60.00%	$400.00
-80.00%	$200.00
-100.00%	$0.00

JPMorgan Chase Financial Company LLC

3-Year UAL Contingent Income Auto-Callable Securities with Memory Coupon Feature

Underlying Stock

For more information about the underlying stock, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks identified below are not exhaustive. Please see “Risk Factors” in the accompanying prospectus supplement, product supplement and preliminary pricing supplement for additional information.

Risks Relating to the Securities Generally

▪	The securities do not guarantee the return of any principal and your investment in the securities may result in a loss.
▪	You will not receive any contingent quarterly payment for any quarterly period (or any previously unpaid contingent quarterly payments) if the closing price of the underlying stock on the relevant determination date is less than the downside threshold level.
▪	The contingent quarterly payment is based solely on the closing prices of the underlying stock on the specified determination dates.
▪	The securities are subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., and any actual or anticipated changes to our or JPMorgan Chase & Co.’s credit ratings or credit spreads may adversely affect the market value of the securities.
▪	As a finance subsidiary, JPMorgan Financial has no independent activities and has limited assets.
▪	Investors will not participate in any appreciation of the underlying stock.
▪	Early redemption risk.
▪	We may accelerate your securities in our sole discretion and the calculation agent may adjust their final payment in good faith and in a commercially reasonable manner if an acceleration event occurs.
▪	Secondary trading may be limited.
▪	The final terms and estimated valuation of the securities will be provided in the pricing supplement.
▪	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to Conflicts of Interest

▪	Economic interests of the issuer, the guarantor, the calculation agent, the agent of the offering of the securities and other affiliates of the issuer may be different from those of investors.
▪	Hedging and trading activities by the issuer and its affiliates could potentially affect the value of the securities.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

▪	The estimated value of the securities will be lower than the original issue price (price to public) of the securities.
▪	The estimated value of the securities does not represent future values of the securities and may differ from others’ estimates.
▪	The estimated value of the securities is derived by reference to an internal funding rate.
▪	The value of the securities as published by J.P. Morgan Securities LLC (and which may be reflected on customer account statements) may be higher than the then-current estimated value of the securities for a limited time period.
▪	Secondary market prices of the securities will likely be lower than the original issue price of the securities.
▪	Secondary market prices of the securities will be impacted by many economic and market factors.

Risks Relating to the Underlying Stock

▪	Investing in the securities is not equivalent to investing in the underlying stock.
▪	No affiliation with United Airlines Holdings, Inc.
▪	We may engage in business with or involving United Airlines Holdings, Inc. without regard to your interests.
▪	The anti-dilution protection for the underlying stock is limited and may be discretionary.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under “Additional Information about the Securities — Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.